FORM 11-K


             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.   20549



 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
 SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934



[  X  ]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


         For the Fiscal Year Ended December 31, 1998


                             OR


[      ]  TRANSACTION REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


                Commission File No.  0-12404



                 JACOR COMMUNICATIONS, INC.
                       RETIREMENT PLAN



                 Jacor Communications, Inc.
           50 East RiverCenter Blvd. - 12th Floor
                    Covington, KY  41011

Financial Statements, Schedules and Exhibits.                 Page No.

(a) Financial Statements:

Report of Independent Accountants                                 3

Statement of Net Assets Available for Plan Benefits
    as of December 31, 1998                                       4

Statement of Net Assets Available for Plan Benefits
    as of December 31, 1997                                       6

Statement of Changes in Net Assets Available for Plan
    Benefits for the year ended December 31, 1998                 8

Notes to Financial Statements                                    10

(b) Supplemental Schedules:

Line 27a - Schedule of Assets Held for Investment Purposes       15

Line 27d - Schedule of Reportable Plan Transactions in
           Excess of 5% of Current Value of Plan Assets          16

(c) Exhibits:

Exhibit No.         Exhibit

23             Consent of PricewaterhouseCoopers LLP
                    Independent Accountants                      17




                         SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              JACOR COMMUNICATIONS, INC.
                              RETIREMENT PLAN



DATE: June 17, 1999      BY: _____/s/ Randy Michaels

                                   Randy Michaels
                                   Plan Administrator

               REPORT OF INDEPENDENT ACCOUNTANTS







To the Participants and Administrator of Jacor Communications, Inc. Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Jacor Communications, Inc. Retirement Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 and of Reportable Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
June 17, 1999

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1998



                                        Company    Stable     Inter-
                                         Stock      Asset     national   Balanced    Growth
                                         Fund        Fund       Fund       Fund       Fund

Assets:
  Investments, at fair value
    (Note 3):

    Temporary cash investments      $   111,861 $  190,189  $  111,035 $   121,338 $   267,878
    Common stock of participating
       employer                     15,363,673
    Mutual funds                                             5,807,730  10,263,676  18,425,790
    Loans to participants

  Investments, at contract value
    (Note 3):
    Guaranteed annuity contracts                 5,817,892

        Total investments           15,475,534  6,008,081   5,918,765   10,385,014  18,693,668

  Contributions receivable:
    Employer                             27,017     38,481       3,157       6,432       8,967
    Employee                             21,050     24,255      24,696      40,884      56,805

         Total contributions
           receivable                    48,067     62,736      27,853      47,316      65,772

Net assets available for plan
     benefits (note 2)             $15,523,601 $6,070,817  $5,946,618  $10,432,330 $18,759,440





See accompanying notes to financial statements.










                                  (Continued)

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1998
                                  (Continued)




                                                       Core
                                           Bond       Equity      Loan
                                           Fund        Fund       Fund      Total
Assets:
  Investments, at fair value
    (Note 3):

    Temporary cash investments         $   15,165  $   214,983           $ 1,032,449
    Common stock of participating
       employer                                                           15,363,673
    Mutual funds                        1,027,595   13,941,055            49,465,846
    Loans to participants                                       $558,835     558,835

  Investments, at contract value
    (Note 3):
    Guaranteed annuity contracts                                           5,817,892

        Total investments              1,042,760   14,156,038   558,835   72,238,695

  Contributions receivable:
    Employer                                  928        7,976                92,958
    Employee                                5,967       52,424               226,081

         Total contributions
           receivable                       6,895       60,400               319,039

Net assets available for plan
     benefits (note 2)                $1,049,655  $14,216,438  $558,835  $72,557,734





See accompanying notes to financial statements.




                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1997



                                        Company    Stable     Inter-
                                         Stock      Asset     national   Balanced    Growth
                                         Fund        Fund       Fund       Fund       Fund
Assets:
  Investments, at fair value
    (Note 3):

    Temporary cash investments      $    77,124            $   59,143  $   72,257  $   114,104
    Common stock of participating
       employer                     12,095,765
    Mutual funds                                            4,579,098   8,985,477   11,862,355
    Loans to participants

  Investments, at contract value
    (Note 3):
    Guaranteed annuity contracts                $6,307,990

        Total investments           12,172,889  6,307,990  4,638,241    9,057,734   11,976,459

Employer contributions receivable          362     15,981        388          815          852

Net assets available for plan
     benefits (note 2)             $12,173,251 $6,323,971 $4,638,629   $9,058,549  $11,977,311





See accompanying notes to financial statements.










                                  (Continued)


                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1997

                                  (Continued)



                                                       Core
                                           Bond       Equity      Loan
                                           Fund        Fund       Fund       Total
Assets:
  Investments, at fair value
    (Note 3):

    Temporary cash investments         $    9,588  $    93,455           $   425,671
    Common stock of participating
       employer                                                           12,095,765
    Mutual funds                        1,103,923   11,194,137            37,724,990
    Loans to participants                                      $469,880      469,880

  Investments, at contract value
    (Note 3):
    Guaranteed annuity contracts                                           6,307,990

        Total investments              1,113,511   11,287,592  469,880    57,024,296

Employer contributions receivable            121          413                 18,932

Net assets available for plan
     benefits (note 2)                $1,113,632  $11,288,005 $469,880   $57,043,228





See accompanying notes to financial statements.



                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1998



                                     Company      Stable      Inter-
                                      Stock        Asset     national   Balanced      Growth
                                      Fund         Fund        Fund       Fund         Fund
Fund balances, December 31, 1997  $12,173,251  $6,323,971  $4,638,629  $9,058,549 $11,977,311
Investment income:
  Net appreciation (depreciation)
    in fair value of investments
    (Note 3)                        2,033,565                 673,799     687,230   4,166,712
  Interest                              5,063     358,569       2,387       3,757       6,355
  Dividends                                                    68,463     344,235      67,008

Contributions:
  Employer                          1,246,764     174,308     163,501     237,591     355,247
  Participant                         967,001     720,491   1,186,006   1,786,425   2,716,524
  Rollover                            212,384     129,088     141,080     270,928     710,720

Benefits paid to participants
  (Note 2)                           (690,552) (1,127,986)   (624,836) (1,935,210) (1,525,159)
Interfund transfers, net             (423,875)   (507,624)   (302,411)    (21,175)    284,722

Net increase (decrease)             3,350,350    (253,154)  1,307,989   1,373,781   6,782,129

Fund balances, December 31, 1998  $15,523,601  $6,070,817  $5,946,618 $10,432,330 $18,759,440



See accompanying notes to financial statements.








                                  (Continued)

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1998

                                  (Continued)




                                                       Core
                                          Bond        Equity       Loan
                                          Fund         Fund        Fund      Total
Fund balances, December 31, 1997       $1,113,632  $11,288,005 $  469,880  $57,043,228

Investment income:
  Net appreciation
    in fair value of investments
    (Note 3)                              (25,742)   2,096,797               9,632,361
  Interest                                    579        4,910     41,187      422,807
  Dividends                                78,276      231,093                 789,075

Contributions:
  Employer                                 38,214      333,329               2,548,954
  Participant                             240,806    2,121,341               9,738,594
  Rollover                                 65,674      510,868               2,040,742

Benefits paid to participants
  (Note 2)                               (537,573)  (3,162,706)   (54,005)  (9,658,027)
Interfund transfers, net                   75,789      792,801    101,773       -0-

Net increase (decrease)                   (63,977)   2,928,433     88,955   15,514,506

Fund balances, December 31, 1998       $1,049,655  $14,216,438 $  558,835  $72,557,734




See accompanying notes to financial statements.


                NOTES TO FINANCIAL STATMENTS
                       _______________




1. PLAN TERMINATION:

  On March 18, 1999, the employer adopted an amendment to the Plan providing for the termination of the Plan effective as of the end of the last payroll period ending immediately prior to the closing of the Agreement and Plan of Merger dated October 8, 1998, as amended, among Clear Channel Communications, Inc., CCU Merger Sub, Inc. and Jacor Communications, Inc. After the receipt of a favorable determination letter from the Internal Revenue Service with respect to the termination of the Plan, or such earlier date as may be determined by the plan administrator, all amounts credited to the accounts of participants in the Plan shall be distributed in accordance with the terms of the Plan.


2. DESCRIPTION OF THE PLAN:

  The following description of the Jacor Communications, Inc. Retirement Plan provides only general information.
  Participants should refer to the Prospectus covering the Plan and the Summary Plan Description for a more complete description of the Plan's provisions.

  A. GENERAL - The Plan is a defined contribution plan covering all employees of the Company who meet the minimum eligibility requirements of age 21 and twelve consecutive months of employment with a minimum of 1,000 hours of service in such twelve-month period. It is subject to the provisions of the Employee Retirement
     Income Security Act of 1974 (ERISA). The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

  B. CONTRIBUTIONS - Participants in the Plan may elect to contribute a percentage of their pretax earnings to the Plan. Currently, the Company, at the discretion of the Board of Directors, is matching fifty percent of the employee's elective contribution up to four percent of their annual eligible compensation. Additional amounts may be contributed by the employer for the benefit of all employees.

  C. PARTICIPANT'S ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and plan earnings or losses.

  D. VESTING - Participants are immediately vested in their accounts.

  E. PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump sum benefit payment no later than sixty days subsequent to the end of the plan year in which the termination is effective provided that the participant's balance is less than
    $5,000. For participants with balances greater than $5,000, distribution may be deferred until retirement, if so elected by the participant.

                          ________





3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The following describes the significant accounting policies followed in the preparation of these financial statements.

  A. Investments Valuation

     Investments in securities (common stock and mutual funds), other than the Stable Asset Fund, are valued at the fair market value, based upon quoted market prices as of the last business day of the year.

     Investments, at fair value, which represent greater than 5% of plan assets at December 31, 1998 and 1997 consist of the following:

                                                   1998          1997

  Jacor Common Stock                          $15,363,673    $12,095,765

  CIGNA Guaranteed Long-Term Account            5,817,892      6,307,990

  American Funds - American Balanced Fund      10,263,676      8,985,477

  American Funds - The Growth Fund of America  18,425,790     11,862,355

  American Funds - EuroPacific Growth Fund      5,807,730      4,579,098

  American Funds - Washington Mutual           13,941,055     11,194,137
                   Investment Fund

     The Guaranteed Long-Term Account, which consists of guaranteed annuity contracts, are considered to be fully benefit-responsive and are valued at contract value which approximates fair value. Interest rate resets for the guaranteed annuity contracts are determined every six months and are based upon CIGNA's evaluation of the contract's underlying assets. The average yield for plan year 1998 was 6.10% and for 1997 was 6.05%. The interest rate at December 31, 1998 and 1997 was 6.05%.

     Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on specific identification of cost for common stock of the Company and average cost for other securities.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                          ________








     At December 31, 1998, the number of employees participating by investment direction was:

               Stable Asset Fund        1,977
               International Fund       1,698
               Balanced Fund            1,876
               Growth Fund              2,407
               Bond Fund                  556
               Core Equity Fund         1,870
               Company Stock Fund       2,219

   B. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts contributions and investment earnings and expenses during the reporting periods. Actual results could differ from those estimates.


4. TAX STATUS:

  The Plan has received a favorable determination for qualification under Sections 401(a) and 401(k) (dated June 7, 1995) of the Internal Revenue Code and the related trust is exempt from federal income taxes under provisions of Section 501 (a) of the Internal Revenue Code. Although the Plan has been amended since receiving the favorable determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


5. EXPENSES OF THE PLAN:

  Currently, the employer pays all administrative expenses of the Plan.

                          ________



6. PLAN AMENDMENTS:

   The Plan Sponsor adopted plan amendments effective the beginning of 1999:

- Change the eligibility of an employee to enable him to become a participant of the Plan on the first day of the first calendar quarter that begins on or after the expiration of ninety days from the employees employment commencement date.
- Amend the specified percentage of compensation to be matched to be four percent (unless otherwise specified by the Board of Directors).
- Eliminate a participant's ability to receive more than one loan in any consecutive twelve-month period unless the proceeds of a second loan is used to pay off any outstanding balance of a prior plan loan and the remaining proceeds are used for any purpose that would entitle a participant to make a hardship withdrawl.
- Effective April 30, 1999, distribution to a participant may commence less than 30 days after the written explanation provided that the participant receives the required information.
- Upon termination of the plan, if the participant has not elected a method of distribution within six months of being provided with the distribution form, the plan sponsor is able to distribute the entire nonforfeitable benefit in cash.

  The Plan Sponsor adopted plan amendments retroactively effective beginning in 1996, the most significant of which are the following:

- To adopt the simplified definition of a highly compensated employee, generally an employee earning $80,000 or more.
- Dispose of the family aggregation rules.

  The Plan Sponsor adopted plan amendments retroactively effective beginning in 1997, the most significant of which are the following:

- Amend the actual deferral and contribution percentage for any highly compensated employees.
- Amend the qualifications of a highly compensated employee to receive excess contributions.
- Recognize credit for military service
- Change the lump sum benefit payment requirements from a $3,500 to a $5,000 participant balance.
- Authorize loans for: medical expenses, the purchase or rehabilitation of a principal residence, and/or payment of reasonable expenses associated with the education of the participant, his spouse, children or dependents.
- Effective June 30, 1997, any distribution that would consist of fewer than 100 shares of employer securities will be made in cash unless the participant elects to receive the distribution in the form of employer securities and the fair market value of the employer securities is more than $500.
- After September 1, 1997, the plan eliminated the evidence of hardship requirements.

                          ________










7. RECONCILIATION TO FORM 5500:

  Department of Labor regulations require that the differences between the amounts included in the financial statements of the Plan and reported on Form 5500 be disclosed. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1998 and 1997, in the amounts of $1,260,484 and $1,609,603, respectively, are reported as a liability on Form 5500 but not in these financial statements prepared in conformity with generally accepted accounting principles. In addition, the Form 5500 for the year ended December 31, 1998 reflects benefits paid to participants of $9,308,908.

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
          Line 27a - Schedule of Assets Held for Investment Purposes
                              December 31, 1998


                                                 Number of
                                                 Shares or
                                    Interest     Principal                  Current
Name of Issuer and Title of Issue     Rate        Amount         Cost        Value

Temporary Cash Investments                      1,032,449    $ 1,032,449  $ 1,032,449

Jacor Communications, Inc.
    Common Stock *                                238,659      8,296,862   15,363,673


American Funds EuroPacific
    Growth Fund                                   204,498      5,403,042    5,807,730

American Funds American
    Balanced Fund                                 651,248      9,675,727   10,263,676

American Funds The Growth
    Fund of America                               822,580     14,746,469   18,425,790

American Funds The Bond
    Fund of America                                75,503      1,037,593    1,027,595

American Funds Washington
    Mutual Fund                                   423,612     11,725,299   13,941,055

CIGNA Guaranteed Long-
     Term Account                               5,817,892      5,817,892    5,817,892

Loans to participants          6.25% - 10.5%                           0      558,835

     TOTAL INVESTMENTS                                       $57,735,333  $72,238,695




*  Party-in-interest to the Plan.

                           JACOR COMMUNICATIONS, INC.
                 Line 27d - Schedule of Reportable Transactions
                          Year ended December 31, 1998
                                                   Expense
                                                  Incurred                Current     Net Gain
                             Purchase   Selling      with      Cost of     Value         or      Number of
                              Price      Price   Transaction    Asset    of Asset(A)   (Loss)   Transactions
ASSET:
Category (i) - a single transaction in excess of 5% of plan assets

American Balanced Fund                $  691,981              $  621,452              $ 70,529
American Balanced Fund     $  586,616                            586,616
Euro Pacific Growth Fund                 305,700                 276,540                29,160
Bond Fund of America Inc.      84,285                             84,285
Bond Fund of America Inc.                128,091                 126,335                 1,756
Bond Fund of America Inc.                298,688                 304,060                (5,372)
Washington Mutual
  Investment Fund             741,201                            741,201
Washington Mutual
  Investment Fund                      2,079,899               1,626,178               453,721
Washington Mutual
  Investment Fund           1,054,941                          1,054,941
American Growth Fund        1,712,419                          1,712,419

Category (iii) - a series of transactions in a security issue aggregating 5% of plan assets

American Balanced Fund     $2,454,729                         $2,454,729                             22
American Balanced Fund                $1,228,429               1,129,265              $ 99,164        4
American Growth Fund        4,502,203                          4,502,203                             21
American Growth Fund                     468,214                 389,001                79,213        1
Euro Pacific Growth Fund    1,203,096                          1,203,096                             21
Euro Pacific Growth Fund                 408,194                 378,238                29,956        2
Bond Fund of America Inc.     385,314                            385,314                             30
Bond Fund of America Inc.                426,779                 430,395                (3,616)       2
Washington Mutual
  Investment Fund           3,765,988                          3,765,988                             24
Washington Mutual
  Investment Fund                      2,125,502               1,666,635               458,867        3
Jacor Communications, Inc.
  Common Stock              2,166,801                          2,166,801                             34
Jacor Communications, Inc.
  Common Stock                           192,687                 181,181                11,506        1

           JACOR COMMUNICATIONS, INC. RETIREMENT PLAN





                           EXHIBIT 23






               CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the registration statements of Jacor Communications, Inc. on Forms S-8 (File Nos. 33-10329, 33-65126, 33-56385, 33-61719, 333-28587, 333-28371, 333-
28399, 333-28401, 333-28363, 333-77131, and 333-77129) and Forms
S-3 (File Nos. 333-21419, 333-51489 and 333-06639) of our report dated June 17, 1999, on our audits of the financial statements of Jacor Communications, Inc. Retirement Plan as of December 31,
1998 and 1997, and for the year ended December 31, 1998, which report is included in this Form 11-K.







PricewaterhouseCoopers LLP

Cincinnati, Ohio
June 28, 1999